UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 20, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

(“ADRs”) REPRESENTING ORDINARY SHARES OF

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST
Res. 1	☐	☐
Res. 2	☐	☐
Res. 3	☐	☐
Res. 4	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. ☐
Address Change ☐ Mark box, sign and indicate changes/comments below	PLEASE NOTE: Marking this box voids any other instructions marked above.

	Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation (“Company”)

ORDINARY RESOLUTIONS

1. (a)

To approve, confirm and ratify the centralised fund management agreement dated 29 November 2018 (the ‘‘SMNC Centralised Fund Management Agreement’’)  entered into among the Company, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing North China (Beijing) Corporation and the transactions contemplated thereunder;

(b)	To approve and confirm the SMNC Centralised Fund Management Agreement annual caps for the three years ending 31 December 2019, 31 December 2020 and 31 December 2021, respectively; and
(c)

To authorize any director(s) of the Company be and is hereby authorized, for and on behalf of the Company, to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementation and completion of the SMNC Centralised Fund Management Agreement and transactions contemplated thereunder, and/or (ii) any amendment, variation or modification of the SMNC Centralised Fund Management Agreement and the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.

2. (a)

To approve, confirm and ratify the centralised fund management agreement dated 6 December 2018 (the “SJ Cayman Centralised Fund Management Agreement’’)  and entered into among the Company, Semiconductor Manufacturing International (Beijing) Corporation and SJ Semiconductor Corporation and the transactions contemplated thereunder;

(b)	To approve and confirm the SJ Cayman Centralised Fund Management Agreement annual caps for the three years ending 31 December 2019, 31 December 2020 and 31 December 2021, respectively; and
(c)

To authorize any director(s) of the Company be and is hereby authorized, for and on behalf of the Company, to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementation and completion of the SJ Cayman Centralised Fund Management Agreement and transactions contemplated thereunder, and/or (ii) any amendment, variation or modification of the SJ Cayman Centralised Fund Management Agreement and the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.

3. (a)

To approve and confirm the proposed grant of 187,500 restricted share units (‘‘RSUs’’) to Professor Lau Lawrence Juen-Yee, an independent non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents; and

(b)

To authorize any director(s) of the Company to exercise the powers of the Company to allot and issue the shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.

4. (a)

To approve and confirm the proposed grant of 187,500 RSUs to Mr. Fan Ren Da Anthony, an independent non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents; and

(b)

To authorize any director(s) of the Company to exercise the powers of the Company to allot and issue the shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.

Semiconductor Manufacturing International Corporation JPMorgan Chase Bank, N.A., Depositary	Voting Instruction Card
P.O. Box 64507, St. Paul, MN 55164-0507

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Extraordinary General  Meeting  (the  “Meeting”)  of  Semiconductor Manufacturing International Corporation (the “Company”) will be held at 5th Floor SO1 Building, 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Friday, January 11, 2019, at 9:00 a.m. (Shanghai time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00  p.m., January  4, 2019  (New York City Time). Only the registered holders of record at the close of business on November 26, 2018, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of November 26, 2018, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., January 4, 2019 (New York City Time).

For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/eng/investors/ir_filings.php. JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.